

So 3=17.-04



SECURI  IISSION

04016375

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assante Capital Management Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1190 Saratoga Avenue, Suite 200

(No. and Street)

San Jose	CA	95129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jody Wreggit   204-954-5163

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

Suite 2000, One Lombard Place, Winnipeg, Manitoba   R3B 0X3

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Jody Wreggit_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Assante Capital Management Inc._____ , as
of _____December 31_____ , 20Q3____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                   Signature

_____
          Chief Financial Officer
                    Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplementary
Information
(Expressed in U.S. dollars)

ASSANTE CAPITAL
MANAGEMENT INC.



December 31, 2003 and 2002
(With Independent Auditors' Report Thereon)



KPMG LLP
Chartered Accountants

Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Telefax (204) 957-0808
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Assante Capital Management Inc.

We have audited the accompanying statements of financial condition of Assante Capital Management Inc. (the "company") as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the *Securities Exchange Act* of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assante Capital Management Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the *Securities Exchange Act* of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Winnipeg, Canada
February 6, 2004



ASSANTE CAPITAL MANAGEMENT INC.

Statements of Financial Condition
(Expressed in U.S. dollars)

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 308,274	$ 270,510
Accounts receivable	10,274	5,743
Prepaid expenses	80,105	59,570
Deposits and other current assets	85,898	38,214
Total current assets	484,551	374,037
Due from related party (note 3)	200,000	200,000
Total assets	$ 684,551	$ 574,037
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 73,724	$ 10,073
Due to related party (note 3)	126,041	44,547
Total current liabilities	199,765	54,620
Income taxes payable to related party [note 2(c)]	77,444	91,117
Total liabilities	277,209	145,737
Stockholder's equity:		
Capital stock:		
Authorized:		
100 common stock, $0.01 par value		
Issued:		
100 common stock	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	307,342	328,300
Total stockholder's equity	407,342	428,300
Total liabilities and stockholder's equity	$ 684,551	$ 574,037

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Operations
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Brokerage commissions	$ 87,172	$ 57,604
Interest and dividend income	10,189	17,938
Supervisory fees (note 3)	156,378	130,476
	253,739	206,018
Expenses:		
Broker fees	31,119	10,335
Insurance	38,551	23,565
Licensing fees	86,968	46,117
Management fee to related party (note 3)	78,189	65,581
Other	33,806	19,992
Supplies and stationery	19,737	20,365
	288,370	185,955
Income (loss) before income taxes	(34,631)	20,063
Income taxes (recovery) (note 4)	(13,673)	8,252
Net income (loss)	$ (20,958)	$ 11,811

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

	Common stock		Additional paid in capital		Retained earnings		Total stockholder's equity
Balances at January 1, 2002	$	1	$	99,999	$	316,489	$	416,489
Net income						11,811		11,811
Balances at December 31, 2002		1		99,999		328,300		428,300
Net loss						(20,958)		(20,958)
Balances at December 31, 2003	$	1	$	99,999	$	307,342	$	407,342

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

		2003		2002
Cash flows from operating activities:				
Net income (loss)	$	(20,958)	$	11,811
Adjustments for change in:				
Accounts receivable		(4,531)		1,123
Prepaid expenses		(20,535)		(10,452)
Deposits and other current assets		(47,684)		(21,552)
Deferred tax asset		–		1,379
Accounts payable		63,651		(1,734)
Income taxes payable to related party		(13,673)		6,614
Due to related party		81,494		38,929
		37,764		26,118
Increase in cash and cash equivalents		37,764		26,118
Cash and cash equivalents, beginning of year		270,510		244,392
Cash and cash equivalents, end of year	$	308,274	$	270,510

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.
Notes to Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

1. **Organization and nature of operations:**

   Assante Capital Management Inc. (the "company"), a wholly-owned subsidiary of Assante Holdings Inc. ("AHI"), in turn a wholly-owned subsidiary of Loring Ward International Ltd., a Canadian company, is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   The company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. **Significant accounting policies:**

   (a) Basis of presentation:

   The company follows the accrual basis of accounting. Current assets and liabilities include items expected to be realized or liquidated during the next fiscal year.

   (b) Cash and cash equivalents:

   The company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less.

   (c) Income taxes:

   The company and other subsidiaries of AHI file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

(

ASSANTE CAPITAL MANAGEMENT INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

2.   **Significant accounting policies (continued):**

The company is a member of the AHI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by AHI. The company may also be included in certain state and local tax returns of AHI or its subsidiaries. The company's tax sharing agreement with AHI provides that income taxes be based on the separate results of the company. The agreement generally provides that the company pay to AHI amounts equal to taxes that the company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that AHI will pay the company amounts equal to tax refunds the company would be entitled to if it had always filed a separate tax return.

(d) Revenue recognition:

The company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of Assante Asset Management Inc. ("AAMI"), a related party through common ownership. The fees are billed at the beginning of each quarter and recognized as income over each quarterly period.

(e) Brokerage commissions:

The company earns brokerage commissions on the sale of non-proprietary products and services by its in-house brokers.

(f) Investment income:

Investment income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(g) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

ASSANTE CAPITAL MANAGEMENT INC.
Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

3. **Related party transactions:**

The supervisory fees charged to clients of AAMI are billed and collected by AAMI on behalf of the company. For the year ended December 31, 2003, the company earned $156,378 (2002 - $130,476) in supervisory fees from AAMI clients.

The company bears expenses directly related to its operations, while AAMI bears expenses which relate to more than one of commonly owned entities, including, but not limited to, personnel, office space and other support services. The company pays a management fee, equal to 50% of supervisory fees, under an agreement between the parties to compensate AAMI for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions.

As of December 31, 2003, the company owed $126,041 (2002 - $44,547) to AAMI.

During 2000, the company loaned $200,000 to AAMI in the form of two $100,000 non-interest bearing promissory notes due upon demand. The amount remains unpaid as of December 31, 2003 and the company has agreed not to demand payment during the next fiscal year.

Included in accounts receivable balances at December 31, 2003 is $6,872 of related party receivables (2002 - nil).

4. **Income taxes:**

Current and deferred income taxes (benefit) consist of the following:

	2003		2002
Federal taxes	$ (10,638)	$	6,219
State and local taxes	(3,035)		2,033
	$ (13,673)	$	8,252

Income taxes for 2003 of $(13,673) (2002 - $8,252) are consistent with the amounts computed by applying the U.S. federal tax rate to pre-tax income.

ASSANTE CAPITAL MANAGEMENT INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

5. **Financial instruments:**

Risk management activities:

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is constantly monitored.

The company earns supervisory fees, which vary based upon the net asset value of assets managed by AAMI. For the year ended December 31, 2003, such fees were 62% (2002 - 63%) of total revenue. In addition, the supervisory fees are received through AAMI from their clients. Therefore, termination of this relationship with AAMI could adversely affect the company's revenue.

Fair values:

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The company uses the following methods and assumptions to estimate the fair value of each class of financial instrument for which the carrying amounts are included in the balance sheet under the following indicated captions:

(a) Cash and cash equivalents, accounts receivable and accounts payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

(b) Due from or to related parties and income taxes payable to related party:

The estimated fair value of related party assets and liabilities are not readily determinable due to the relationship with the other parties.

ASSANTE CAPITAL MANAGEMENT INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2003 and 2002

6. **Regulatory requirements:**

The company is subject to the Securities and Exchange Commission ("SEC") *Uniform Net Capital Rule* ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003 and 2002, the company was in compliance with Rule 15c3-1, with net capital of $287,237 and $211,873 respectively, which was $237,237 and $161,873 respectively in excess of its required net capital of $50,000. The company's net capital ratio was .27 to 1 at December 31, 2003.

The company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.



KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Telefax (204) 957-0808
www.kpmg.ca

AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Assante Capital Management Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Assante Capital Management Inc. (the "company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ('SEC"), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act* of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act* of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 6, 2004

ASSANTE CAPITAL MANAGEMENT INC.

Schedule - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)

As at December 31, 2003

Net capital:		
Total stockholder's equity	$	407,342
Less non-allowable assets		120,105
Net capital	$	287,237
Aggregate indebtedness:		
Accounts payable	$	73,724
Due to related party		3,485
Total aggregate indebtedness	$	77,209
Computation of net capital requirements:		
Net capital required - greater of $50,000 or 6 2/3% of aggregate indebtedness of $77,209	$	50,000
Net capital in excess of requirements	$	237,237
Ratio of aggregate indebtedness to net capital		.27 to 1

A reconciliation between the above computation and the company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation, Inc. on January 26, 2004, is not required as no material differences exist.